Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, CA 94105-0921 Tel 415.393.8200 www.gibsondunn.com

November 13, 2017

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ada D. Sarmento, Esq.

Re:	Odonate Therapeutics, LLC

Draft Registration Statement on Form S-1

Submitted September 29, 2017

Registration Statement on Form S-1

CIK No. 0001717452

File No. 377-01730

Ladies and Gentlemen:

On behalf of Odonate Therapeutics, LLC (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporate Finance (the “Staff”) contained in your letter, dated November 9, 2017 (the “Comment Letter”), regarding the above-referenced amended draft Registration Statement on Form S-1, confidentially submitted on October 30, 2017. The Company is filing today via EDGAR the initial public filing (the “Initial Filing”) of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page references in our responses are to the revised prospectus included in the Registration Statement as included in the Initial Filing being made today.

Tesetaxel Clinical Experience, page 3

1.	We note your disclosure that patients have been treated with tesetaxel in 22 clinical studies. However, we also note your disclosure that final data is available for only 8 clinical studies. Please disclose the reasons why the majority of the studies were discontinued. If any study was discontinued specifically due to the failure to meet particular endpoints that were relevant to the safety and/or efficacy of tesetaxel, please disclose the specifics of that clinical study, including the sponsor, date of the study and the results.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles • Munich

New York • Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

U.S. Securities and Exchange Commission

November 13, 2017

In response to the Staff’s comment, the Company has revised the disclosure on page 3 to add the requested information regarding why final data are not available on the 14 studies. The Company has also made the same update on page 61 for completeness. The text of the additional disclosure is set forth below:

“Final study data are available for 8 of these studies, while data collection, which was interrupted due to the prior sponsor’s lack of funding, is underway for 14 of these studies.”

None of these studies were discontinued due to the failure to meet particular endpoints that were relevant to the safety and/or efficacy of tesetaxel.

Daiichi Sankyo License and Our Intellectual Property, page 4

2.	Please revise the last sentence in this section to reflect the fact that the designation of tesetaxel as a new chemical entity has not yet been determined by any regulatory authority.

In response to the Staff’s comment, the Company has revised the disclosure on page 5. The text of the revised disclosure is set forth below:

“We believe that tesetaxel will qualify as an NCE if and when an NDA is submitted. If tesetaxel qualifies as an NCE, we believe that NCE regulatory exclusivity, combined with our intellectual property, assuming the availability of 5 years of patent term restoration under the Hatch-Waxman Act, will provide exclusivity for tesetaxel in all major markets through at least 2031.”

Study TOB203: A Phase 2 Study of Tesetaxel as First-line Chemotherapy for MBC, page 63

3.	We note your response to our prior comment 15. Please disclose why the two patients whose response could not be evaluated did not receive at least one tumor scan.

In response to the Staff’s comment, the Company has revised the disclosure on page 64. The text of the revised disclosure is set forth below:

“Forty-four (44) of 46 patients received at least one tumor scan (one patient discontinued due to diarrhea, and one patient discontinued due to clinical signs of disease progression) and, therefore, were evaluable for response.”

Study 927E-PRT005: A Phase 2 Study of Tesetaxel as Mixed-line Chemotherapy for MBC, page 66

4.	We note your response to our prior comment 16. Please disclose the adverse event that the patient experienced that resulted in the patient discontinuing the study.

U.S. Securities and Exchange Commission

November 13, 2017

In response to the Staff’s comment, the Company has revised the disclosure on page 66. The text of the revised disclosure is set forth below:

“Thirty-two (32) patients completed at least one cycle of therapy (one patient discontinued due to a pulmonary embolism, which was reported by the investigator as unlikely to be related to study drug, and one patient discontinued due to clinical signs of disease progression) and were included in the efficacy population.”

Tesetaxel Efficacy, Tolerability and Dosing Regimen as Compared to Available Chemotherapies, page 68

5.	We note your response to our prior comment 17. Please revise the disclosure to make it clear that the dosing regimen for tesetaxel is based on the proposed dosing regimen for your CONTESSA trial.

In response to the Staff’s comment, the Company has revised the disclosure on page 69. The text of the revised disclosure is set forth below:

“In comparing tesetaxel monotherapy to capecitabine monotherapy, while both are administered orally, tesetaxel is associated with a low pill burden and a patient-friendly dosing schedule (2-5 pills taken once every 21 days, based on the dosing regimen of tesetaxel in CONTESSA), whereas capecitabine is associated with a high pill burden and a challenging dosing schedule (approximately 84-196 pills per 21-day cycle on a twice-daily schedule).”

Daiichi Sankyo License Agreement, page 77

6.	We note your revisions in response to comment 21 and that the License Agreement will terminate upon the last-to-expire patent on a country by country basis. Please revise to clarify when these patents are expected to expire.

In response to the Staff’s comment, the Company has revised the disclosure on page 77. The text of the revised disclosure is set forth below:

“The license agreement and accompanying royalty obligation terminate on a country-by-country basis on the last-to-expire patent in each such country, which we expect will be between 2026 and 2031 in the U.S., 2025 and 2030 in European countries and 2025 and 2030 in Japan, depending on the availability and application of patent term extensions.”

U.S. Securities and Exchange Commission

November 13, 2017

If you have any questions regarding the Registration Statement or the responses set forth above, please do not hesitate to call me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr

cc:	Kevin C. Tang, Odonate Therapeutics, LLC

Mark V. Roeder, Latham & Watkins LLP

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